Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934



                            For the month of May 2005

                         Commission File Number 1-11854



                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  (Check One) Form 20-F __X__ Form 40-F ___


                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        (Check One) Yes ___ No __X__


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                NATUZZI S.p.A.
                                (Registrant)


Date:  31st May 2005            By: /s/ GIUSEPPE DESANTIS
                                ----------------------------------
                                        Giuseppe Desantis

             Natuzzi Announces First Quarter 2005 Financial Results

     SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 31, 2005--

--  Net sales decreased 13.1 percent over first quarter 2004

--  Net losses of EUR 3.5 million versus net earnings of EUR 9.4 million reported in first quarter 2004

--  Cash flow from operations at EUR 8.7 million

     The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the financial results for the first quarter ended March 31, 2005.


NET SALES

    Natuzzi's first-quarter 2005 net sales decreased 13.1 percent to EUR 166.6 million, or $ 218.4 million, as compared to EUR 191.8 million, or $ 240.0 million, reported in the first quarter 2004. Over the same comparable period, seats sold decreased 13.1 percent.

    In the first quarter of 2005, net upholstery sales were EUR 146.4 million, or $ 192.0 million, 13.6 percent down from EUR 169.5 reported in last year's first quarter. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased 9.4 percent to EUR 20.2 million, or $ 26.5 million.

    In the first three months of 2005, upholstery sales in the Americas decreased by 24.7 percent on a quarter-on-quarter- basis to EUR 59.9 million, or $ 78.5 million. In Europe upholstery sales were EUR 76.7 million, or $ 100.6 million, down 4.5 percent from EUR 80.3 million, or $ 100.5 million reported in the first quarter of 2004. In the Rest of the World upholstery net sales were up 1.0 percent to EUR 9.8, or $ 12.8 million.

    In the first quarter 2005, total net sales to Divani & Divani by Natuzzi, Natuzzi and Kingdom of Leather Stores increased 7.9 percent to EUR 30.0 million, or $ 39.3 million, compared to the last year's first quarter. During the same quarter four new stores were opened: one in Italy, one in France and two in Spain, thus bringing the total number of stores to 271, of which 139 in Italy and 132 in the rest of the world. As of March 31, 2004 there were 253 stores worldwide.

    In the first quarter of 2005, leather-upholstered furniture sales decreased 12.8 percent to EUR 120.4 million, or $ 157.9 million, and fabric-upholstered sales by 17.5 percent over last year's quarter to EUR 26.0 million, or $ 34.1 million.

    First quarter 2005 net sales of Natuzzi-branded upholstery were EUR 105.6 million, or $ 138.5 million, representing a 17.9 percent decrease from EUR 128.6 million reported in last year's first quarter. Net sales of Italsofa upholstery were substantially flat at EUR 40.8 million, or $ 53.5 million.

    Pasquale Natuzzi, Chairman and Chief Executive Officer, commented:
    "The overall scenario in which the Company is operating is still characterized by the same mix of unfavorable factors that have negatively impacted our sales and order flow over the past months: furniture demand softening in all major markets and aggressive price competition deriving from low-cost countries located in Eastern Europe and from China that is even more competitive compared to the Italian production thanks to the fixed currency rate with the US Dollar".

GROSS PROFIT & OPERATING INCOME

    In the first quarter of 2005, Gross profit decreased by 19.0 percent to EUR 55.1 million, or $ 72.2 million, from EUR 68.0 million, or $ 85.1 million, reported in the prior year first quarter. Gross profit margin decreased to 33.1 percent from 35.5 percent achieved in first quarter 2004.

    In the first quarter 2005 the Group reported a net operating loss of EUR 1.1, or $ 1.4 million loss, whereas in the same period last year the Company recorded a net operating income of EUR 13.8 million, or $ 17.3 million.

FOREX & TAXES

    In the first quarter of 2005 Natuzzi reported a foreign exchange loss of EUR 1.5 million, or $ 2.0 million loss, increasing from a net foreign exchange loss of EUR 0.4 million reported in the previous year's first quarter.

    Income taxes for the first quarter 2005 were EUR 1.0 million, or $
    1.3 million. During the same period last year income taxes were EUR 4.0 million, or $ 5.0 million.

NET INCOME & EARNINGS PER SHARE

    In the first-quarter 2005 the Company reported net losses of EUR
    3.5 million, or $ 4.6 million net losses, decreasing from net earnings of EUR 9.4 million, or $ 11.8 million, reported in the same period last year. Losses per share (ADR) were EUR 0.06, or $ 0.08, from EUR 0.17 or $ 0.21 earnings per share reported in the first quarter 2004.

    Pasquale Natuzzi said, "In the first quarter 2005 the Company reported net losses because of the adverse market and economic conditions restraining the effectiveness of our marketing investments and the limited impact of the price increases made in US to offset the devaluation against the Euro".

CASH FLOW

    In the first quarter of 2005 the Company generated EUR 8.7 million of cash flow from operations, or $11.4 million, a 24.3 percent decrease from EUR 11.5 million, or $ 14.4 million, generated in the first three months of 2004 On a per ADR basis, net operating cash flow was EUR 0.16, or $ 0.21.

--------------------------------------------------------------------
OUTLOOK
--------------------------------------------------------------------

    Concluded Mr. Natuzzi: "In the past months, the furniture demand has been weakening together with a progressive shift of the consumers' preference towards the promotional products. As a consequence, year-to-date order flow of the Natuzzi products manufactured in Italy has decreased by a double digit percentage versus the same period of 2004, while, over the same periods, orders for our promotional brand Italsofa manufactured abroad have grown at a single digit rate.

    In light of this, we expect unit sales in 2005 to decrease between 10 and 15 percent versus 2004, while net results should break even in 2005 and achieve in 2006 a net profit margin in the region of 3 percent as a result of the reorganization plan approved recently by the Board".

CONVERSION RATES
--------------------------------------------------------------------

    The first quarter 2005 and 2004 dollar figures presented in this announcement were converted at an average noon buying rate of $
    1.3112 per EUR and $ 1.2513 per EUR, respectively.


     ABOUT NATUZZI S.P.A.

     Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
     Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
     Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 137 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 135 licensed Divani & Divani by Natuzzi, Natuzzi Stores and Kingdom of Leather Stores.
     Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

     Forward-Looking Statements

     Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                    NATUZZI S.p.A. AND SUBSIDIARIES

             Unaudited Consolidated Statement of Earnings
      for the first quarter ended March 31, 2005 and 2004 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)


                            1st Quarter   %   1st Quarter   %     %
                            ----------- ----- ----------- ------------
                                  2005  Sales       2004  Sales Change
                            ----------- ----- ----------- ------------

       Upholstery net sales      146.4             169.5        -13.6%
                Other sales       20.2              22.3         -9.4%
Net Sales                        166.6   100%      191.8   100% -13.1%
--------------------------- ----------------- ------------------------

                  Purchases      (79.0)            (86.0)        -8.1%
                      Labor      (28.2)            (27.7)         1.8%
  Third-party Manufacturers       (6.6)             (8.5)       -22.4%
        Manufacturing Costs       (8.1)             (7.5)         8.0%
           Inventories, net       10.4               5.9         76.3%
Cost of Sales                   (111.5)           (123.8)        -9.9%
--------------------------- ----------------- ------------------------

Gross Profit                      55.1  33.1%       68.0  35.5% -19.0%
--------------------------- ----------------- ------------------------

           Selling Expenses      (46.0)            (44.7)         3.0%
General and Administrative
                   Expenses      (10.2)             (9.5)         6.9%

Operating Income (Loss)           (1.1) -0.7%       13.8   7.2%-108.0%
--------------------------- ----------------- ------------------------

       Interest Income, net        0.1               0.0
      Foreign Exchange, net       (1.5)             (0.4)
          Other Income, net        0.0               0.1

Earnings (Losses) before
 taxes and minority interest      (2.5)             13.5       -118.5%
---------------------------------------       -----------      -------

               Income taxes       (1.0)             (4.0)       -75.0%

Earnings (Losses) before
 minority interest                (3.5)              9.5       -136.8%
---------------------------------------       -----------      -------

          Minority Interest        0.0               0.1

Net Earnings (Losses)             (3.5) -2.1%        9.4   4.9%-137.2%
=========================== ================= ========================

Earnings (Losses) per Share      (0.06)             0.17       -137.2%
--------------------------- -----------       -----------      -------

Average Number of Shares
 Outstanding                54,681,628        54,681,628
----------------------------------------------------------------------



                KEY FIGURES IN U.S. DOLLARS (millions)

                                                       1st      1st
                                                      Quarter  Quarter
                                                       2005     2004
                                                     -------- --------
Net Sales                                              218.4    240.0
Gross Profit                                            72.2     85.1
Operating Income (Loss)                                 (1.4)    17.3
Net Earnings (Losses)                                   (4.6)    11.8

Earnings (Losses) per Share in U.S. dollars            (0.08)    0.21
Average exchange rate (U.S. dollar per Euro)          1.3112   1.2513



                         GEOGRAPHIC BREAKDOWN

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)
                        1st      1st             1st      1st
                      Quarter  Quarter   %     Quarter  Quarter   %
                     ----------------- ------ -------- -------- ------
                         2005    2004  Change    2005     2004  Change
                     ----------------- ------ -------- -------- ------
Americas                 59.9    79.5  -24.7% 348,355  450,283  -22.6%
          % of total     40.9%   46.9%           49.5%    55.6%

Europe                   76.7    80.3   -4.5% 314,272  316,488   -0.7%
          % of total     52.4%   47.4%           44.6%    39.1%

Rest of world             9.8     9.7    1.0%  41,447   43,352   -4.4%
          % of total      6.7%    5.7%            5.9%     5.4%

TOTAL                   146.4   169.5  -13.6% 704,074  810,123  -13.1%
-------------------- ----------------- ------ -------- -------- ------



                         BREAKDOWN BY COVERING

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)
                       1st      1st             1st      1st
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                        2005     2004  Change    2005     2004  Change
                     -------- -------- ------ -------- -------- ------
Leather                120.4    138.0  -12.8% 539,511  613,075  -12.0%
          % of total    82.2%    81.4%           76.6%    75.7%

Fabric                  26.0     31.5  -17.5% 164,563  197,048  -16.5%
          % of total    17.8%    18.6%           23.4%    24.3%

TOTAL                  146.4    169.5  -13.6% 704,074  810,123  -13.1%
-------------------- -------- -------- ------ -------- -------- ------



                          BREAKDOWN BY BRAND

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)
                       1st      1st             1st      1st
                      Quarter  Quarter      %  Quarter  Quarter      %
                     -------- -------- ------ -------- -------- ------
                        2005     2004  Change    2005     2004  Change
                     -------- -------- ------ -------- -------- ------
Natuzzi                105.6    128.6  -17.9% 418,676  529,634  -20.9%
          % of total    72.1%    75.9%           59.5%    65.4%

Italsofa                40.8     40.9   -0.2% 285,398  280,489    1.8%
          % of total    27.9%    24.1%           40.5%    34.6%

TOTAL                  146.4    169.5  -13.6% 704,074  810,123  -13.1%
-------------------- -------- -------- ------ -------- -------- ------



                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
              as of March 31, 2005 and December 31, 2004
                    (Expressed in millions of EUR)

                                                       March  December
                                                          31,     31,
                                                        2005    2004
Current Assets:
Cash and cash equivalents                               88.9     87.3
Marketable debt securities                               0.0      0.0
Trade receivables, net                                 136.7    137.6
Other receivables                                       37.7     41.2
Inventories                                            123.0    112.6
Unrealized foreign exchange gain                         0.7      7.1
Prepaid expenses and accrued income                      4.2      2.4
Deferred income taxes                                    0.9      1.2
Total current assets                                   392.1    389.4
                                                       ------ --------
Non-Current Assets:
Net property, plant and equipment                      274.1    272.0
Treasury shares                                          0.0      0.0
Other assets                                            10.8     11.2
Deferred income taxes                                    0.6      0.6
Total Assets                                           677.6    673.2
                                                       ====== ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                    6.3      5.6
Current portion of long-term debt                        0.1      0.6
Accounts payable-trade                                  88.2     83.7
Accounts payable-shareholders for dividends              0.6      0.6
Accounts payable-other                                  21.8     19.7
Allowance for unrealized foreign exchange losses         0.0      0.0
Income taxes                                             2.1      2.5
Salaries, wages and related liabilities                 18.9     18.7
Total current liabilities                              138.0    131.4
                                                       ------ --------
Long-Term Liabilities:
Employees' termination indemnity                        30.3     29.6
Long-term debt                                           5.1      5.0
Deferred income taxes                                    0.4      0.4
Deferred income for capital grants                      12.3     12.5
Other liabilities                                        6.1      5.4
Minority Interest                                        0.9      0.9

Shareholders' Equity:
Share capital                                           54.7     54.7
Reserves                                                42.3     42.3
Additional paid-in capital                               8.3      8.3
Retained earnings                                      379.2    382.7
Total shareholders' equity                             484.5    488.0
                                                       ------ --------
Total Liabilities and Shareholders' Equity             677.6    673.2
                                                       ====== ========



                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                     as of March 31, 2005 and 2004
                    (Expressed in millions of EUR)


                                                          March  March
                                                            31    31
                                                           2005  2004
                                                          ------------
Cash flows from operating activities:
Net earnings                                               (3.5)  9.4
Adjustments to reconcile net income to net cash provided
 by operating activities:
   Depreciation                                             6.9   6.7
   Employees' leaving entitlement                           0.7   0.3
   Deferred income taxes                                    0.3  (2.3)
   Minority interest                                        0.0   0.1
   (Gain) loss on disposal of assets                        0.1   0.0
   Change in provision for unrealized foreign exchange
    (losses) / gain                                         6.4   5.9
   Gain on disposal of business                             0.0   0.0
   Impairment losses                                        0.0   0.0
Change in assets and liabilities:
   Receivables, net                                         0.9  (9.6)
   Inventories                                            (10.4) (5.9)
   Prepaid expenses and accrued income                     (1.8) (1.8)
   Other assets                                             3.4   7.1
   Accounts payable                                         4.5   2.3
   Income taxes                                            (0.5) (1.5)
   Salaries, wages and related liabilities                  0.2  (0.6)
   Other liabilities                                        1.5   1.4
                                                          ------ -----
Total adjustments                                          12.2   2.1
                                                          ------ -----
Net cash provided by operating activities                   8.7  11.5
                                                          ------ -----

Cash flows from investing activities:
Property, plant and equipment:
   Additions                                               (8.4) (8.7)
   Disposals                                                0.0   6.6
Government grants received                                  0.0   0.0
Marketable debt securities:
   Purchases                                                0.0   0.0
   Proceeds from maturities                                 0.0   0.0
   Proceeds from sales                                      0.0   0.0
Purchase of business, net of cash acquired                  0.0  (0.1)
Purchase of minority interest                               0.0  (0.0)
Disposal of business                                        0.0
                                                          ------ -----
Net cash used in investing activities                      (8.4) (2.2)
Cash flows from financing activities:
Long term debt:
   Proceeds                                                 0.0   0.0
   Repayments                                              (0.3) (0.5)
Short-term borrowings                                       0.8   1.8
Exercise of stock options                                   0.0   0.0
Treasury shares                                             0.0   0.0
Dividends paid                                              0.0   0.0
Dividends paid to minority shareholders                    (0.1)  0.0
                                                          ------ -----
Net cash used in financing activities                       0.4   1.3
                                                          ------ -----
Effect of translation adjustments on cash                   0.9   0.3
                                                          ------ -----
Increase (decrease) in cash and cash equivalents            1.6  10.9
Cash and cash equivalents, beginning of the year           87.3  63.6
Cash and cash equivalents, end of the period               88.9  74.5



                            Natuzzi S.p.A.

                          FIRST QUARTER 2005

                   FINANCIAL RESULTS TELECONFERENCE

  Senior management will review first-quarter 2005 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
    President and Chief Executive Officer of Natuzzi Americas Inc.

                        Wednesday, June 1, 2001
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

        Replay of this event will be available on our web-site
                            www.natuzzi.com
          starting from 15:00 Italian time on June 13, 2005.


     CONTACT: Natuzzi S.p.A.
              Investor Relations Dept.
              Tel.: +39-080-8820-812
              Fax:  +39-080-8820-241
              E-mail: investor_relations@natuzzi.com
              or
              Corporate Press Office
              Tel.: +39-080-8820-124
              Fax:  +39-080-8820-508
              E-mail: relazioni.esterne@natuzzi.com